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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 275 275 8389 Fax

March 17, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	HMS Income Fund, Inc.
Post-Effective Amendment No. 3 to the Registration Statement on Form N-2
File Number: 333-204659
Ladies and Gentlemen:
On behalf of HMS Income Fund, Inc. (the “Registrant”), electronically transmitted for filing is Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-204659) (the “Registration Statement”). This filing is being made for the purpose of (i) including the audited financial statements for the year ended December 31, 2016 and (ii) making other non-material changes to the Registration Statement including the prospectus therein.

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:    Sherri W. Schugart, HMS Income Fund, Inc.
Ryan T. Sims, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
William J. Tuttle, Dechert LLP
William J. Bielefeld, Dechert LLP